MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

July 29, 2020

VIA EDGAR

Yoon Choo, Esq.

Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Supplemental Comments Letter Pacific Funds Series Trust (File Nos. 333-61366, 811-10385)

Dear Ms. Choo:

This supplemental letter is being provided pursuant to our conversation on July 23, 2020, during which the U.S. Securities and Exchange Commission staff (“Staff”) provided follow-up comments regarding two responses that were contained in our letter dated July 16, 2020, which responded to comments from the Staff on post-effective amendment No. 156 to the registration statement of Pacific Funds Series Trust (“Registrant”). Set forth below are the Staff’s follow-up comments followed by Registrant’s responses

1.	Comment on Reply to Comment #5: It is the position of the Staff that the principal risks required by Item 4 in the summary section should be based on the information provided in response to Item 9 and should be a summary of that information. The summary should stand alone and investors should not have to request a statutory prospectus in order to understand these risks. Please briefly describe what the risks are in the summary risks for Mortgage-Related and Other Asset-Backed Securities Risk and Derivatives Risk.

Response: Registrant agrees that risk descriptions in the Fund Summaries section of the Prospectus (Item 4) should summarize the more detailed Item 9 risk disclosures and, standing on their own, should be understandable to investors. Registrant believes the existing risk descriptions in the Fund Summaries section meet this standard. As discussed in Investment Management Guidance Update 2014-08 (Guidance Regarding Enhanced Mutual Fund Disclosure), the intent of the summary prospectus is to “provide investors a concise summary of key information” and “funds should present more detailed information about their principal risks elsewhere in the prospectus.” General Instruction C.2.(a) to

Pacific Funds – Supplemental Response Letter
July 29, 2020

Form N-1A observes that cross-references within a prospectus are most useful when their use assists investors in understanding the information presented and does not add complexity. The risk descriptions in the Fund Summaries section use cross-references to the Item 9 disclosures in this way, providing additional detail that may be useful to some readers. Registrant observes that it implemented this approach partly in response to prior comments from the Staff requesting that Registrant shorten and tailor the risk descriptions in the Fund Summaries section with more detailed explanations provided in the Item 9 disclosures. Accordingly, Registrant respectfully declines to make the requested change.

2.	Comment on Reply to Comment #12: With respect to the Portfolio Turnover disclosure, the Staff notes that it is not a Portfolio Optimization Fund that may hold shares in a taxable account, but instead it is a Portfolio Optimization Fund shareholder who may hold shares in their shareholder taxable account. Please revise disclosure accordingly.

Response: The first sentence in the paragraph, which forms the basis for the discussion that follows, makes the point that a higher portfolio turnover rate “may result in higher taxes when Fund shares are held in a taxable account” and “Fund” is the defined term for a Portfolio Optimization Fund. The third sentence builds on this concept by discussing Underlying Fund portfolio turnover and potential implications for the Fund and its shareholders, including that higher portfolio turnover by Underlying Funds may result in higher taxes to Fund shareholders. Registrant believes that it is clear from the context that “higher taxes” as used in the third sentence refers back to “when Fund shares are held in a taxable account” in the first sentence. However, in response to the comment, Registrant will consider revising the disclosure at the next available opportunity.

If you have any questions or further comments please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Audrey L. Cheng, Esq., Pacific Life Insurance Company
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Schiff Hardin LLP